Barry Pershkow Partner	1801 K Street, NW Suite 700 Washington, DC 20006 Direct: 202.478.6492 Email: pershkow@chapman.com

September 5, 2024

VIA EDGAR CORRESPONDENCE

Aaron Brodsky
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: IndexIQ Active ETF Trust (File Nos. 333-183489; 811-22739) (the “Registrant”)

Dear Mr. Brodsky:

I am writing on behalf of the Registrant to respond to the comment that you provided Matthew Curtin by email on August 26, 2024, regarding the Registrant’s filing on June 13, 2024 of Post Effective Amendment No. 120 to its registration statement on Form N-1A under the Securities Act of 1933 and Amendment No. 126 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “Registration Statement”). The Registration Statement relates to the NYLI Winslow Large Cap Growth ETF, formerly IQ Winslow Large Cap Growth ETF, and NYLI Winslow Focused Large Cap Growth ETF, formerly IQ Winslow Focused Large Cap Growth ETF, each a series of the Registrant. Your comment and the Registrant’s response are set forth below.

Comment: Please provide an analysis of why shareholder approval of the investment advisory contract with New York Life Investment Management LLC is not required under Section 15(a) of the 1940 Act. Please include in your response why Rule 2a- 6 is applicable given the transaction involves a change in advisory services and not just a corporate structure changes.

Response: IndexIQ Advisors LLC (“IndexIQ”) is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”) and provided investment advisory services to Index Active ETF Trust (the “Trust”), and IQ Winslow Large Cap Growth ETF and IQ Winslow Focused Large Cap Growth ETF (each, a “Fund” and together, the “Funds”), pursuant to an investment advisory agreement with the Trust (the “Investment Advisory Agreement”).

The Trust’s Board of Trustees (the “Board”) approved New York Life Investment Management LLC (“NYLIM”), an investment adviser registered with the SEC under the Advisers Act, to replace IndexIQ as investment adviser to the Trust and the Funds, effective on August 28, 2024, pursuant to the terms and conditions of the Investment Advisory Agreement (the “Transaction”).

We do not believe that the Transaction, as described herein, resulted in an “assignment” of the Investment Advisory Agreement for purposes of Section 15(a)(4) of the 1940 Act.

Factual Background

New York Life Insurance Company (“NYL”) is a company domiciled in New York State. New York Life Investment Management Holdings LLC (“NYLIM Holdings”), NYLIM, IndexIQ Holdings LLC (“IndexIQ Holdings”), IndexIQ LLC, and IndexIQ are each a limited liability company domiciled in the State of Delaware.

NYL wholly owns 100% of the voting interest in NYLIM Holdings. NYLIM Holdings owns 100% of the voting interest in NYLIM and IndexIQ Holdings. In turn, IndexIQ Holdings owns 25.63% of the voting interest, and NYLIM Holdings owns 74.37% of the voting interest, in Index IQ LLC, which wholly owns IndexIQ.

Accordingly, NYLIM is a directly, wholly owned subsidiary of NYLIM Holdings; IndexIQ is an indirect, subsidiary of NYLIM Holdings; and NYLIM Holdings is a direct, wholly owned subsidiary of NYL.

The Transaction did not result in any change to the terms and conditions of the Investment Advisory Agreement, other than a change in name of the investment adviser. The Transaction did not result in a material change to the investment advisory or administrative services that were provided by IndexIQ or to the fees, fee caps and expense limitations referenced in the Investment Advisory Agreement. All investment advisory personnel who were employed by IndexIQ are employees of NYLIM and the Transaction did not result in any immediate change to the portfolio managers or result in any material change to the investment advisory or administrative services provided to the Funds.

Relevant Law

Section 15(a) of the 1940 Act

Section 15(a) of the 1940 Act provides generally that no person may serve as an investment adviser to a registered investment company except pursuant to a written contract that, among other things, has been approved by the vote of a majority of the fund’s outstanding voting securities. Section 15(a)(4) of the 1940 Act requires an advisory contract with a registered investment company or with an investment adviser of such registered investment company to provide, in substance, for its automatic termination in the event of its assignment. To the extent that an investment advisory contract is assigned, and therefore terminated, any new investment advisory contract must be then approved by the vote of a majority of the fund’s outstanding voting securities.

Section 2(a)(4) of the 1940 Act defines an “assignment” to include “any direct or indirect transfer or hypothecation of a contract…or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor.”

Rule 2a-6 under the 1940 Act

The language of the broad definition of “assignment” in Section 2(a)(4) of the 1940 Act, which includes any direct or indirect transfer of an advisory contract, encompasses several non-substantive assignments not intended to be covered by Section 15(a)(4) of the 1940 Act. Accordingly, in the 1970s, the staff of the SEC’s Division of Investment Management (the “Staff”) issued a series of no-action letters relating to such non-substantive assignments.1 By 1980, in order to avoid application of Section 15 to these situations and to eliminate the need for such no-action letters on a going forward basis, the SEC adopted Rule 2a-6 under the 1940 Act, which provides that a transaction which does not result in a change of actual control or management of an adviser is not an assignment.2

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Where a transaction falls within Rule 2a-6, prior or subsequent fund shareholder approval of the advisory contract is not required. As a consequence, internal reorganizations (e.g., establishment of a new wholly owned subsidiary, transfers to existing wholly owned subsidiaries, etc.) involving an adviser typically are not considered assignments requiring the approval of fund shareholders or clients, so long as there is no increase in aggregate fees paid by the fund, there is no reduction in the nature or level of services provided to the fund, and existing and prospective investors receive appropriate notice.3

Application of Rule 2a-6 to the Transaction

If a transaction falls within Rule 2a-6, it is not an assignment for purposes of Section 15(a)(4) of the 1940 Act.4 In order for a transaction to meet the requirements of Rule 2a- 6, the transaction must not result in a change to either the actual control or actual management of the investment adviser. While Rule 2a-6 was adopted primarily to deal with intra-corporate reorganizations and reorganizations resulting from changes in domicile, the Staff explained in a no-action letter that Rule 2a-6 was not so limited,5 but that the adviser must itself evaluate whether a particular transaction involves a change of actual control or management.6

1 See, e.g., Penn. Mutual Equity Fund, Inc. No Action Letter (October 12, 1979); Dreyfus Corp. No Action Letter (October April 28, 1978) and American Fidelity Assurance Co., No Action Letter (Feb. 16, 1974).

2 The proposing release of Rule 2a-6 emphasizes that in order for a transaction to not result in an assignment, there must be no change in either the actual control or actual management of the adviser. See Exemptions for Certain Investment Advisers and Principal Underwriters of Investment Companies, Inv. Co. Act. Rel. No. 10809, 44 Fed.

Reg. 47100 (August 10, 1979) (proposing Rule 2a-6) (“Rule 2a-6 Proposing Release”). Rule 2a-6 was adopted as proposed with no modification or change to positions espoused in the Rule 2a-6 Proposing Release. See Exemptions for Certain Investment Advisers and Principal Underwriters of Investment Companies, Inv. Co. Act. Rel. No. 11005, 45 Fed. Reg. 1860 (January 9, 1980) (adopting Rule 2a-6).

3 See Wells Fargo Bank, N.A., No-Action Letter (March 31, 1998) (“Wells Fargo”). In Wells Fargo, the Staff stated that it would not recommend enforcement action under Section 15(a) of the 1940 Act if Wells Fargo Bank,

N.A. (“Wells Fargo”), as the investment adviser to registered funds, periodically reallocated investment advisory and sub-advisory responsibilities and advisory and sub-advisory fees among itself and Wells Capital Management (“WCM”), a wholly owned subsidiary of Wells Fargo, without seeking shareholder approval.

4 Id. at footnote 4.

5 See Zurich Insurance Company, Scudder Kemper Investments, SEC Staff No-Action Letter, at p. 5 (Aug. 31, 1998) (“Zurich”).

6 In Zurich, the Staff stated that it “generally will not respond, however, to inquiries as to whether a particular transaction falls within [Rule 2a-6]. The Commission has stated that the issue of whether a particular transaction involves a change in actual control or management is primarily factual in nature, and that the staff is ‘not in a position to make the investigation necessary to ascertain, verify, or evaluate the requisite factual information regarding particular transactions.”

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No Change in Actual Control of IndexIQ

Although neither Rule 2a-6 nor the Rule 2a-6 Proposing Release make clear what “control” means in this context, we believe it is appropriate to look to the definition of “control” in Section 2(a)(9) of the 1940 Act, which means the power to exercise a controlling influence over the management or policies of a company7 (in this case, IndexIQ) and that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

The entities that possess the power to exercise a controlling influence over the management or policies of IndexIQ include NYL and NYLIM Holdings. Each of NYL and NYLIM Holdings are controlling companies by virtue of their power to exercise a controlling influence over the management or policies of IndexIQ and by virtue of the fact that each, directly or indirectly, owns more than 25% of the voting securities of IndexIQ. After the Transaction, these same two identities possess the power to exercise a controlling influence over the management or policies of NYLIM.8

Accordingly, the Transaction did not result in a change in actual control of IndexIQ.

No Change in Actual Management of IndexIQ

The actual management of IndexIQ is effected both through the controlling influence of NYL and NYLIM Holdings and through the senior officers of those entities. After the Transaction, as discussed above, both NYL and NYLIM Holdings retained the same controlling influence over NYLIM that those entities possessed over IndexIQ prior to the Transaction. In terms of continuity of the personnel managing those entities, the individuals holding the title of Chief Executive Officer of NYL, and Chief Executive Officer of NYLIM and NYLIM Holdings, immediately prior to the Transaction – positions through which through which a controlling influence over the actual management of IndexIQ was exercised – are the same individuals who hold those positions immediately after the Transaction. In addition, immediately prior to the Transaction, IndexIQ was under the oversight and direction of other individuals who comprise senior management of IndexIQ and NYLIM. Immediately after the Transaction, those same individuals continue to manage NYLIM.

Accordingly, the Transaction did not result in a change in actual management of IndexIQ.

Conclusion

For the reasons set forth above, the Transaction did not result in an “assignment” of the Investment Advisory Agreement for purposes of Section 15(a)(4) of the 1940 Act.

7 Section 2(a)(8) of the 1940 Act defines “company” in pertinent part to mean “a corporation, a partnership, an association, a joint stock company, a trust, a fund, or any organized group of persons whether incorporated or not….”

8 Although IndexIQ Holdings and IndexIQ LLC each today own more than 25% of the voting securities of IndexIQ, neither exercises an actual controlling influence over management of IndexIQ.

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If you have any questions or comments in connection with the foregoing, please contact me at (202) 478-6492 or pershkow@chapman.com; or Matthew Curtin at (212) 576-7634 or mcurtin@nylinvestments.com.

Very truly yours,

Barry I. Pershkow
Partner, Chapman and Cutler LLP

cc:  Matthew Curtin, Associate General Counsel, NYL Investments

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